SEC File Number: 1-9601

CUSIP Number: 482740206;

482740107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-9601

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form.

Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

K-V Pharmaceutical Company

Full Name of Registrant

N/A

Former Name if Applicable

One Corporate Woods Drive

Address of Principal Executive Office (Street and Number)

Bridgeton, MO 63044

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

K-V Pharmaceutical Company (the “Company”) was not in a position to file its Quarterly Report on Form 10-Q for the Company’s quarter ended September 30, 2010 (the “Form 10-Q”) with the U.S. Securities and Exchange Commission (the “SEC”) due to (1) the resignation of KPMG on June 25, 2010 as the Company’s registered independent accounting firm, (2) the time required for BDO USA, LLP (“BDO”), the Company’s newly engaged registered independent accounting firm, to conduct its audit of the Company’s financial statements for the fiscal year ended March 31, 2010, (3) the time required to complete the filing of its annual report on Form 10-K for the fiscal year ended March 31, 2010, and (4) the time required to complete the filing of its quarterly report on Form 10-Q for the quarter ended June 30, 2010.

As discussed in Item 4.01 of the Current Report on Form 8-K filed by the Company on August 9, 2010, on August 3, 2010, BDO USA, LLP (“BDO”) was engaged as the successor to KPMG as the Company’s registered independent accounting firm. The Company is currently working with BDO to complete the audit for fiscal year 2010 and to develop a timeline for the filing of the Form 10-K for fiscal year 2010 and the Form 10-Qs for fiscal year 2011. Based on work completed to date by the Company on its year-end closing procedures and the preparation of its financial statements, the Company expects to file the Form 10-K during the fourth calendar quarter of 2010 and will then be able to begin work on the preparation and filing of Forms 10-Q for the quarters ended June 30 and September 30, 2010, respectively. The Company intends to file the Form 10-Qs as soon as they are completed, but is unable, at this time, to estimate when the Form 10-Qs will be filed.

Upon completion of the Company’s evaluation of its internal controls over financial reporting, the Company expects to report in its Form 10-K for the fiscal year ended March 31, 2010, when filed, a number of material weaknesses in internal controls over financial reporting. The Company expects to continue to report a number of material weaknesses in the Form 10-Qs for the quarters ended June 30, 2010 and September 30, 2010. In addition, the Company believes that there is substantial doubt regarding its ability to continue as a going concern and, as a result, the Company expects that the report of its independent registered public accounting firm accompanying its annual consolidated financial statements likely will include an explanatory paragraph disclosing the existence of substantial doubt regarding the Company’s ability to continue as a going concern. The Company does not expect that the substantial doubt will be resolved as of the end of the period covered by the Form 10-Q for the quarter ended September 30, 2010.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gregory Bentley	(314)	645-6600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐     Yes ☑     No

Form 10-K for the fiscal year ended March 31, 2010 and Form 10-Q for the quarter ended June 30, 2010

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑    Yes ☐    No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will experience significant changes in its results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the Form 10-Q when ultimately filed. As the Company previously disclosed, on March 2, 2009, the Company entered into a consent decree with the FDA regarding the Company’s drug manufacturing and distribution, which was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 6, 2009. The consent decree requires, among other things, that, before resuming manufacturing, the Company retain and have an independent expert undertake a review of the Company’s facilities and certify compliance with the FDA’s current good manufacturing practice regulations. The Company’s actions and the requirements under the consent decree have had a material adverse effect on the Company’s results of operations and liquidity position.

Also, on December 23, 2008, the Company announced it had voluntarily suspended all shipments of its FDA approved drug products in tablet form and, effective January 22, 2009, the Company voluntarily suspended the manufacturing and shipment of the remainder of its products, other than three products it distributes but does not manufacture and which do not generate a material amount of revenue for the Company. The Company does not expect to generate any significant revenues from products that we manufacture until we can resume shipping more of our approved products. In September 2010, the Company received approval from the FDA to begin shipping Potassium Chloride ER Capsule, including Micro-K® 10mEq and Micro-K® 8mEq products. The Company is continuing to prepare other products for FDA inspection and does not expect to resume shipping other products until the first quarter of calendar year 2011, at the earliest. During the quarter ended September 30, 2010, while not generating any material revenues as a result of the suspension of shipments, the Company had to meet ongoing operating costs related to its employees, facilities and FDA compliance, as well as costs related to the steps the Company currently is taking to prepare for reintroducing more of the Company’s approved products to the market. As a result, the Company anticipates that it likely will post a net loss for the quarter ended September 30, 2010.

At present, the Company is unable to provide a reasonable estimate of the results of operations for the quarter ended September 30, 2010 due to the ongoing nature of the various matters described above.

* * * * * * * * *

K-V Pharmaceutical Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 11, 2010

K-V Pharmaceutical Company

By:	/s/ Gregory J. Divis, Jr.
Gregory J. Divis, Jr. Interim President and Interim Chief Executive Officer